Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Integrated Media Technology Limited
Level 7, 420 King William St
Adelaide SA 5000
T: +61 8 8233 0881
www.imtechltd.com
A.B.N. 98 132 653 948

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY MEMORANDUM

Date of Meeting:	Tuesday, 31 May 2022
Time of Meeting:	10:30am (Adelaide time)
Place of Meeting:	Level 7, 420 King William Street, ADELAIDE SA 5000

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Notice of Meeting

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the Shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) will be held at:

Venue: Level 7, 420 King William Street, ADELAIDE SA 5000

Date : 31 May 2022

Time: 10:30am (Adelaide time)

If you are unable to attend to meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received by the Company at least 48 hours before the commencement of the meeting.

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting.

Terms used in this Notice of Meeting are defined in Section 8 of the accompanying Explanatory Memorandum.

The Directors have determined that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 10:30am (Adelaide time) on Saturday 28 May 2022.

AGENDA

Ordinary business

Financial Statements

Consideration of the annual financial report, directors' report and auditor's report.

Note: There is no requirement for shareholders to approve these reports.

Resolutions

1. Resolution 1: Appointment of Director: Xiaodong ZHANG ("Mr. Zhang")

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

> *"That for all purposes, Mr. Zhang is elected as a director of the Company in accordance with clause 15.3 of the Company's Constitution.".*

2. Resolution 2: Appointment of Director: Jing ZHUO ("Ms. Zhuo")

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

> *"That for all purposes, Ms. Zhuo is elected as a director of the Company in accordance with clause 15.3 of the Company's Constitution."*

3. Resolution 3: Appointment of Director: Hui ZHONG ("Ms. Zhong")

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

> *"That for all purposes, Ms. Zhong is elected as a director of the Company in accordance with clause 15.3 of the Company's Constitution."*

4. Resolution 4: Appointment of Director: Dan LI ("Ms. Li")

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

> *"That for all purposes, Ms. Li is elected as a director of the Company in accordance with clause 15.3 of the Company's Constitution."*

5. Resolution 5: Appointment of Director: Zhongqing YANG ("Mr. Yang")

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

> *"That for all purposes, Mr. Yang is elected as a director of the Company in accordance with clause 15.3 of the Company's Constitution."*

6. Resolution 6: Approval of Employee Share Option Plan

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

> *"That, the Employee Share Option Plan ('ESOP'), which is summarised in the attached Explanatory Memorandum, be approved."*

7. Notes and Voting Exclusion Statement

7.1 Notes

(a) Terms used in this Notice of Meeting are defined in the "Interpretation" section of the accompanying Explanatory Memorandum.

(b) A detailed summary of the Resolutions is contained within the Explanatory Memorandum.

7.2 Voting Exclusion Statement

The Company will disregard any votes by the following people:

(a) with respect to Resolution 1, Xiaodong ZHANG and his nominees and any associates of them;

(b) with respect to Resolution 2, Jing ZHUO and her nominees and any associates of them;

(c) with respect to Resolution 3, Hui ZHONG and her nominees and any associates of them;

(d) with respect to Resolution 4, Dan LI and her nominees and any associates of them;

(e) with respect to Resolution 5, Zhongqing YANG and his nominees and any associates of them.

8. General Business

To consider any other business as may be lawfully put forward in accordance with the Constitution.

9. Explanatory Memorandum

The Explanatory Memorandum and the Proxy Form accompanying this Notice of Meeting are incorporated in and comprise part of this Notice of Meeting and should be read in conjunction with it.

10. Proxies

Please note that:

(a) a Shareholder entitled to vote at the Annual General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company;

(c) a Shareholder may appoint a body corporate or an individual as its proxy;

(d) a body corporate appointed as a Shareholder's proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder's proxy; and

(e) Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes.

The enclosed Proxy Form provides further details on appointing proxies and lodging Proxy Forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorizing him or her to act as that company's representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handing in at the Meeting when registering as a corporate representative.

11. Voting Entitlements

The Board has determined that a person's entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 10:30am (Adelaide time) on 28 May 2022.

Accordingly, transactions registered after that time will be disregarded in determining Shareholder's entitlement to attend and vote at the Annual General Meeting.

By order of the board

/S/ Mr. Xiaodong Zhang

Xiaodong Zhang

Executive Chairman
6 May 2022

Explanatory Memorandum

1. Introduction

This Explanatory Memorandum is provided to shareholders of **Integrated Media Technology Limited ACN 132 653 948** (**Company**) to explain the Resolutions to be put to Shareholders at the Annual General Meeting to be held at BDO Adelaide, Level 7, 420 King William Street, Adelaide, South Australia.

The Directors recommend Shareholders read the accompanying Notice of Meeting and this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

Terms used in this Explanatory Memorandum are defined in section 8.

2. Resolution 1: Appointment of Director: Xiaodong ZHANG

Resolution 1 seeks approval for the election of Xiaodong ZHANG ("Mr. Zhang") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Zhang was the Executive Vice President and CFO of Boqi Xinhai Group Company Limited ("Boqi Xinhai"), a company in the business of investment and financing management, sales of automobile and agricultural technology development in China. Mr. Zhang has extensive experience in financial management in the capital market in China. Prior to joining the Boqi Xinhai, Mr. Zhang has worked in senior positions in capital operation and risk control management in China. Mr. Zhang has a Master of Science in Financial Management from Northwestern Polytechnical University in Xi'an city, Shaanxi province, China.

3. Resolution 2: Appointment of Director: Jing ZHUO

Resolution 2 seeks approval for the election of Jing ZHUO ("Ms. Zhuo") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Ms. Zhuo was the Executive Vice General Manager of Dalian Jiujiu Technology Company Ltd. ("Dalian Jiujiu"), a company in the business of IT technology development and consultancy. Ms. Zhuo manages all the financial matters for Dalian Jiujiu including capital market initiatives. She has worked in Dailan Jiujiu since 2019. Ms. Zhuo has extensive experience in financial management in the technology industry and in the capital market. Prior to joining the Dalian Jiujiu, Ms. Zhuo has worked in senior positions, including software development, for a number of companies. In 2009, Ms. Zhuo received a Master of Science in Financial Management from Dongbei University of Finance & Economics in Dalian City, Liaoning province, China.

4. Resolution 3: Appointment of Director: Hui ZHONG

Resolution 3 seeks approval for the election of Hui ZHONG ("Ms. Zhong") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Ms. Zhong has worked as a project costing engineer for construction projects in China from 2006 to 2013 before moving to Australia. In the past 5 years, Ms. Zhong operated her own gift shop business from 2017 to 2019. From 2017 to now, Ms. Zhong has worked for Max Biocare Pharmaceutical Company as a part time consultant for events and expos. Ms. Zhong has a Bachelor Degree in Public Utility Management from Dalian University of Technology in Dalian city, Liaoning province, China.

5. Resolution 4: Appointment of Director: Dan LI

Resolution 4 seeks approval for the election of Dan LI ("Ms. Li") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Ms. Li currently is the vice president of enterprise operations for RD International Holdings Limited, an investment company providing investment and financial consulting services and selling of financial products to retail customers. Prior to this, from 2007 to 2012, Ms. Li was the corporate investment manager and senior investment analyst for a large financial group in Australia, focusing on investments in the securities market. Ms. Li holds degrees in International Business from Monash University and the Australia Institute of Business and Technology, both institutions are based in Australia.

6. Resolution 5: Appointment of Director: Zhongqing YANG

Resolution 5 seeks approval for the election of Zhongqing YANG ("Mr. Yang") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Yang has more than 12 years of experience in the financial and insurance industry and has been in charge of the channel development section of Huaxia Insurance in Shanxi and the corporate department of CBI Life Insurance in Shanxi since 2009, and became the Vice President of Zhongming Investment Group in March 2020, responsible for strategic development planning, operation and market development. Mr. Yang holds a master's degree in management and is proficient in corporate strategic management and overall operation, and has very successful experience in wealth management and high net worth client development. He has rich management experience in related industries and strong organizational skills, and has led his team to achieve a 35% annual growth rate for three consecutive years.

7. Resolution 6: Approval of Employee Share Option Plan

Introduction

The Company proposes to adopt an employee share option plan ("ESOP") pursuant to which issued capital of the Company may be made available to directors, senior management and staff as a form of longer term equity incentive. If Resolution 6 is passed, the ESOP will enable the Company to issue options to employees and officers of the Company ("Employee Options") and to issue Shares to those employees and officers if they choose to exercise their Employee Options. In the case of a director, no Employee Options may be issued to the director without express shareholder approval of the numbers and terms of the Employee Options.

Material terms of the ESOP
A summary of the ESOP is set out in ANNEXURE A to this Notice of Meeting. A copy of the full terms of the ESOP may be obtained upon request to the Company Secretary.

Directors' recommendation

The Directors recommend that shareholders vote in favour of this Resolution 6 because it considers the issue of Employee Options under the ESOP will constitute an effective incentive to eligible participants to improve the performance of the Company. Additionally, the Company believes it to be in the best interests of the Company to preserve the maximum commercial flexibility to issue Employee Options that is afforded to it by the Corporations Act.

8. Interpretation

The following terms used in the Notice of the Annual Meeting and the Explanatory Memorandum are defined as follows:

AGM means Annual General Meeting.

ASIC means the Australian Securities and Investments Commission.

Board means the board of directors of the Company.

Company means Integrated Media Technology Limited ACN 132 653 948.

Constitution means the constitution of the Company from time to time.

Corporations Act means the *Corporations Act 2001* (Cth) as amended, varied or replaced from time to time.

Director means a director of the Company from time to time.

Explanatory Memorandum means this explanatory memorandum accompanying the Notice of Meeting.

Group means Company and its Subsidiaries, and Group Company means any one of them.

Meeting or **Annual General Meeting** means the Annual general meeting to be held on 31 May 2022.

Notice of Meeting or **Notice** means the notice of meeting giving notice to shareholders of the Meeting, accompanying this Explanatory Memorandum.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast at a general meeting of shareholders.

Resolution means a resolution proposed at the Meeting.

Share means an ordinary fully paid share in the issued capital of the Company.

Shareholder means a holder of Shares in the Company.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to

Xiaodong Zhang

(**Director**)

Level 7, 420 King William Street, ADELAIDE SA 5000

Telephone: +61 8 8233 0881

Email: corporate@imtechltd.com

Explanatory Memorandum

ANNEXURE A – Employee Share Option Plan (ESOP)

The ESOP is designed to provide employees with an ownership interest in the Company and to provide additional incentives for employees to increase profitability and returns to Shareholders. The full terms and conditions of the ESOP may be obtained free of charge by contacting the Company. A summary of the terms and conditions of the ESOP is set out below.

Terms of ESOP

(a) Introduction

The ESOP is designed to provide full-time and part-time employees and contractors and executive and non-executive Directors of the Company or an associated body corporate (Eligible Employees) with an ownership interest in the Company and to provide additional incentives to increase profitability and returns to Shareholders. ESOP also offers financial support for employees of the Company to acquire the Shares at the discretion of the Directors.

(b) Acquisition of Shares

The Directors may invite Eligible Employees to acquire Shares under the ESOP at their discretion. The Shares issued under the ESOP will be fully paid ordinary shares in the capital of the Company and will rank equally with other issued Shares. Subject to the restriction on the transfer of Plan Shares outlined below, the Shares will be the subject of applications for quotation on Nasdaq as soon as practicable after the Shares are allotted.

(c) Issue Price of Plan Shares The issue price of each Plan Share will be determined by the Directors at or before the time of the invitation to acquire Shares under the ESOP. The issue price of the Plan Shares is payable in full by the Eligible Employee on the date of issue of the Plan Shares. Where the Shares are issued for cash consideration, the Directors may, at their absolute discretion, determine that the whole or part of the issue price will be advanced by the Company to the Eligible Employee, who must apply the advance in payment of the issue price.

(d) Restriction on Transfer of Shares

A participant in the ESOP must not sell, transfer, assign, mortgage, charge or otherwise encumber a Share issued under the ESOP until the later of the following (to the extent applicable):

(i) the repayment in full of any loan advanced by the Company to the participant contemporaneously with the issue of Shares under the ESOP;

(ii) the expiry of any service continuity period specified by the Company at the time of issue of the Shares; and

(iii) the satisfaction of any performance criteria specified by the Company at the time of issue of the Shares.

The Directors may impose different time period and performance criteria in relation to different persons, and the Directors will have the absolute discretion to determine whether any such time period or criteria has been satisfied in relation to any Share issued under the ESOP, or to waive that period or criteria in relation to that Share.

(e) Limit on Plan Shares

The aggregate number of Shares in respect of which invitations may be made under the ESOP by the Directors on any date, must not exceed the limit imposed under relevant laws in Australia.

(f) Powers of the Board of Directors

The ESOP is administered by the Directors of the Company, who have the power to: (i) determine procedures for the administration of the ESOP; (ii) amend or waive the terms and conditions of the ESOP; and (iii) suspend or terminate the ESOP.